Exhibit 99.1

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 25, 2011

DATE, TIME AND PLACE:  On February 25, 2011 at 3:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9th floor in the city and state of São Paulo.

CHAIR:  Pedro Moreira Salles.

QUORUM:  The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Whereas:

1)	at a meeting of the Board of Directors held on February 21, 2011 at 3:30 p.m., the Directors resolved:

(i) to declare complementary interest on capital for the fiscal year 2010 equivalent to R$0.3818 per share, with retention of 15% withholding tax at source, resulting in net interest of R$0.32453 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption;

(ii) on March 14, 2011, to pay the said interest on capital, as well as interest on capital declared by the Board of Directors on December 10, 2010, equivalent to R$0.2150 per share, with retention of 15% withholding tax at source, resulting in net interest of R$0.18275 per share, excluding from this retention corporate stockholders able to substantiate immunity or exemption;

2)	for operational questions in the light of the Carnival bank holiday, it shall be necessary to amend the pay-out date of March 14, 2011 to March 17, 2011;

the Board Directors do hereby rectify the pay-out date, amending it to March 17, 2011 and ratifying the other resolutions taken at the meeting of the Board of Directors of February 21, 2011.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further issues, the meeting was declared closed, these minutes being drafted, and having been read and approved, were signed by all.  São Paulo (SP), February 25, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer